FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                27 February 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Airwave's National Fire Bid sent to the London Stock Exchange on 27 February 2004.





                  O2 AIRWAVE SHORTLISTED IN NATIONAL FIRE BID


O2 Airwave, mmO2's emergency services communications provider, has today been shortlisted in the procurement of a national solution for the Fire and Rescue Service.

Firelink, which is running the procurement on behalf of the Office of the Deputy Prime Minister, is expected to announce the successful supplier later this year. If selected, O2 Airwave would be responsible for the provision of a wholly new communications system for all fire and rescue services in England, Scotland and Wales until 2014, with a possible extension for a further three years.

The procurement covers all elements of the provision of communications to the fire and rescue services, including:

- A national wide area mobile communications network which can support mission critical voice and data transmissions

-      Radio and data terminal equipment fitted within vehicles

- Provision of applications such as status messaging, mobilisation, automatic vehicle location (AVL)

- Intuitive displays within appliances to simplify firefighter use of equipment

The procurement is for 'wide area communications' which enable control room operators to mobilise fire appliances and to communicate with them at the scene of an incident. The system used for 'fire ground' communications (ie. that which firefighters use when entering a burning building, for example) are not part of this procurement. However, the wide area communications system and the fire ground system must be interoperable.

O2 Airwave has already implemented similar services at Lancashire and Shropshire Fire and Rescue Services.

The system is being rolled out to all 53 of the UK's police forces under a GBP2.9bn government contract. Currently serving Hereford & Worcester Ambulance Trust, O2 Airwave is also bidding for a national ambulance contract.

Peter Richardson, Managing Director of O2 Airwave, said: "We are delighted to have been short-listed by Firelink. We are confident that during the final stages of the bid we will be able to demonstrate that we are capable of meeting and exceeding the needs of a dynamic, modern fire and rescue service.

"O2 Airwave has already proven its value within two fire and rescue services and we look forward to the prospect of providing a national solution which gives common benefits to all. It should also be remembered that in delivering the communications that the fire and rescue service requires, we also offer the opportunity of truly joined-up communications across the emergency services at the earliest opportunity - this is a major step forward for public safety."

                                     -ends-

Notes to Editors:

What is Airwave?

O2 Airwave, part of mmO2 plc, is a sophisticated communications system for the emergency and other public safety ('blue light') services.

It will help make Britain safer by facilitating more effective and efficient ways of working for the emergency services, and the opportunity for more 'joined up' public safety services.

The service is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout to the police is due for completion at the end of 2005.

O2 Airwave is currently used by Lancashire and Shropshire Fire and Rescue Services, as well as Hereford & Worcester Ambulance Trust. The company is bidding for national contracts for both fire and ambulance services.

Key Benefits of O2 Airwave:

   - For the first time ever, emergency services can have radio coverage whenever and wherever they need it - even in radio 'cold spots'. O2 Airwave will enable emergency services to communicate seamlessly regardless of location for the first time ever

   - Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders

   - The system enables both voice and data communications and gives the emergency services wide flexibility in choosing how to communicate


The Technology

O2 Airwave uses Motorola TETRA (Terrestrial Trunked Radio) technology. TETRA is an open digital trunked radio standard defined by the European Telecommunications Standardisation Institute (ETSI) to meet the needs of the most demanding professional mobile radio users. As this is a completely new national network for the UK, Airwave is undertaking a major network building programme to provide geographical (as opposed to population) coverage. Motorola's level three encryption security will provide the highest level of secure TETRA communications technology commercially available today. For more information: www.motorola.com/TETRA


Contact details:

mmO2 Contact:                           O2 Airwave Contact:
David Nicholas                          Claire Parker
Director of Communications              Press Relations Manager
mmO2 plc                                O2 Airwave
david.nicholas@o2.com                   claire.parker@o2.com
t: +44 (0)771 575 9176                  t: +44 (0)7712 772771

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 27 February 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary